UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 17, 2026

Piermont Valley Acquisition Corp
(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-41108	98-1598114
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

732 S 6th Street, #5386, Las Vegas, Nevada	89101
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (929) 792-5788

_____________________________________________
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12).

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)).

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)).

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001, and one-half of one redeemable warrant	CMCAU	None

Class A ordinary share, par value $0.0001 per share	CMCAF	None

Warrants, exercisable for one Class A ordinary share at an exercise price of $11.50	CMCAW	None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry Into a Material Definitive Agreement.

On April 17, 2026, Piermont Valley Acquisition Corp. (“Piermont”) entered into an Agreement and Plan of Merger (“Merger Agreement”) with Tigerless Health, Inc., a New York corporation (“Tigerless”), Tigerless AI Holdings Inc., a Nevada corporation and wholly-owned subsidiary of Tigerless (“Pubco”), Tigerless Merger Sub 1 Corp., a New York corporation and a wholly-owned subsidiary of Pubco (“Merger Sub 1”) and Tigerless Merger Sub 2 Corp., a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”).

Pursuant to the Merger Agreement, Tigerless will merge with and into Merger Sub 1, with Tigerless being the surviving corporation (“the Reorganization Merger”). Immediately following the consummation of the Reorganization Merger, Merger Sub 2 will merge with and into Piermont, with Piermont being the surviving company (the “Acquisition Merger” and, together with the Reorganization Merger, the “Mergers”). As a result of the Mergers, Tigerless and Piermont will become wholly-owned subsidiaries of Pubco and the securityholders of Tigerless and Piermont will become securityholders of Pubco.

Tigerless, founded in 2018 and headquartered in New York City, is an insurtech company focused on transforming the way people access, understand, and experience insurance. Through a modern, data-driven platform, Tigerless makes it simpler for consumers to find and manage the coverage that fits their needs.

The Merger and the other transactions contemplated by the Merger Agreement (“Transactions”) are expected to be consummated in the second half of 2026, subject to the receipt of the required approval by Piermont’s and Tigerless’ stockholders and the fulfilment of certain other conditions set forth in the Merger Agreement (the “Closing”) and described herein.

The following summary of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement, which is attached as an exhibit hereto and is incorporated herein by reference.

Merger Agreement

Closing Consideration

At the effective time of the Acquisition Merger:

•	each issued and outstanding ordinary share of Piermont will be cancelled and converted into the right to receive one share of Pubco Class A common stock; and

•	outstanding Piermont warrants will be converted into warrants exercisable for Pubco Class A common stock, in accordance with their terms.

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At the effective time of the Reorganization Merger:

•

each share of Tigerless Class A common stock will be converted into the right to receive a number of shares of Pubco Class A common stock determined in accordance with the exchange ratio set forth in the Merger Agreement; and

•	each share of Tigerless Class B common stock will be converted into the right to receive a corresponding number of shares of Pubco Class B common stock.

Accordingly, upon consummation of the Acquisition Merger and Reorganization Merger, the former stockholders of Tigerless will hold an aggregate of 5,600,000 shares of Pubco Class A common stock and 22,400,000 shares of Pubco Class B common stock and the former stockholders of Piermont will hold an aggregate of 5,952,886 shares of Pubco Class A common stock (assuming no redemption of Piermont shares).

The Pubco Class A common stock generally has no voting rights and the Pubco Class B common stock has one vote per share. Each share of Pubco Class B common stock is convertible into one share of Pubco Class A common stock at any time at the election of the holder thereof. The parties will seek to list the Pubco Class A common stock on Nasdaq at the Closing. The Pubco Class B common stock will not be publicly traded.

Earnout Consideration

Pursuant to the Merger Agreement, and in addition to the shares to be issued in the Mergers, certain pre-closing shareholders of Tigerless (the “Earnout Recipients”) will have the contractual right to receive contingent post-closing earn-out consideration from Pubco in the form of shares of Pubco Class A common stock.

The earn-out covers four separate annual earn-out periods, each corresponding to a fiscal year completed after the closing. By way of example in the Merger Agreement, if the closing occurs during 2026, the first applicable annual earn-out period would be the fiscal year ending December 31, 2026. Across the four annual earn-out periods, the maximum aggregate earn-out opportunity is $100.0 million in value, payable in shares of Pubco Class A common stock, with no more than $25.0 million in value issuable in respect of any single annual earn-out period.

For each annual earn-out period, the participating shareholders will become entitled to receive earn-out shares if an “Earn Out Achievement” occurs during that period. An Earn Out Achievement is defined as the satisfaction of any one of the following three tests:

•

the “Revenue/Policyholder Growth Test,” meaning year-over-year growth of greater than 30% in either consolidated revenue of the combined company, determined in accordance with GAAP consistently applied, or revenue generated during the comparable years by active policyholders of Pubco or the applicable successor business units;

•	the “Gross Margin Improvement Test,” meaning year-over-year improvement of greater than 3% in the consolidated gross margin percentage of the combined company; or

•

the “Systems Integration Test,” meaning at least 60% integration of Tigerless’ systems across Pubco’s designated core services, together with measurable operational efficiency gains, including faster processing times, reduced cost-to-serve or materially improved service-level metrics, in each case reasonably demonstrated in writing by Pubco and certified by Pubco’s Chief Financial Officer.

If any one of the foregoing tests is satisfied for an annual earn-out period, Pubco will be required to issue to the Earnout Recipients that number of shares of Pubco Class A common stock having an aggregate value equal to $25.0 million. The number of earn-out shares issuable for any such period is calculated by dividing $25.0 million by the “Share Price,” which is defined as the volume-weighted average price of Pubco Class A common stock for the 10 consecutive trading days ending on, and including, the applicable measurement date. Any fractional shares resulting from that calculation are rounded down to the nearest whole share.

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The “Measurement Date” for any annual earn-out period is defined as the date on which Pubco’s audited consolidated financial statements for that annual earn-out period are first approved or filed with the SEC by Pubco’s board of directors. If an earn-out is earned for a particular annual earn-out period, Pubco must issue the applicable earn-out shares no later than 10 business days following the relevant measurement date.

The Merger Agreement provides that each annual earn-out period is tested independently. As a result, earn-out shares not earned for one annual earn-out period may not be carried forward into a later year. In addition, even if more than one milestone test is satisfied during the same annual earn-out period, the maximum earn-out for that annual period remains capped at $25.0 million in value.

Representations and Warranties

The Merger Agreement contains representations and warranties of Piermont and its subsidiaries relating to, among other things, organization and qualification; subsidiaries; capitalization; the authorization; governmental actions and filings; compliance with laws; possession of requisite approvals; financial statements; absence of certain changes; litigation; collective bargaining agreements; benefit plans; labor relations; real property; tax matters; environmental matters; intellectual property; privacy and data security; material contracts; insurance; major customers and major suppliers; transactions with affiliates; information supplied; absence of certain business practices; brokers’ fees; and the PIPE Financing (defined below).

The Merger Agreement contains representations and warranties of Pubco relating to, among other things, organization and qualification; subsidiaries; capitalization; the authorization, conflict; required filings and consents; compliance with laws; reports filed with the Securities and Exchange Commission (“SEC”), financial statements, and compliance with the Sarbanes-Oxley Act; absence of certain changes; litigation; business activities of Pubco; material contracts; Exchange listing; absence of undisclosed liabilities; Pubco’s trust account; tax matters; information supplied; employees and benefit plans; board approval and shareholder approval; title to assets; transactions with affiliates; application of the Investment Company Act of 1940 and the Jumpstart Our Business Startups Act of 2012; brokers’ fees; the opinion of Pubco’s financial advisor; and anti-takeover laws.

The representations and warranties of the parties will not survive the Closing

Covenants

The Merger Agreement includes customary covenants of the parties with respect to business operations prior to consummation of the Transactions and efforts to satisfy conditions to the consummation of the Transactions. Each party agreed to abide by exclusivity provisions set forth in the Merger Agreement. The Merger Agreement also contains additional covenants of the parties, including, among others: covenants providing for Pubco and Piermont to cooperate in the preparation and filing of a Registration Statement on Form S-4 (the “Registration Statement”), and the proxy statement for the solicitation of approval of the adoption of the Merger Agreement and the approval of the Transactions, among other proposals to be considered by Piermont’s stockholders (the “Piermont Stockholder Approval”) and the prospectus for the offer and sale of Pubco securities to be issued in the Transactions; for Pubco to adopt an incentive equity plan to be effective following the Closing; for the parties to cooperate to obtain the listing of the Pubco Class A common stock on Nasdaq on the Closing; and for the parties to seek to consummate the PIPE Financing.

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Conditions to Closing

Mutual Conditions

The consummation of the Transactions is conditioned upon the following, among other things:

•	approval of the Transactions by Piermont’s stockholders;
•

no order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority or statute, rule or regulation that is in effect and prohibits or enjoins the consummation of the Transactions;

•	the Pubco Class A Common Stock shall be approved for listing upon the Closing by the Exchange, subject to official notice of issuance or the satisfaction of the conditions of approval; and
•

the Registration Statement shall have become effective in accordance with the provisions of the Securities Act of 1933, as amended (“Securities Act”), no stop order shall have been issued by the SEC that remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending.

Other Conditions to Piermont Obligations

The obligations of Piermont to consummate the Transactions are also conditioned upon, among other things:

•	the accuracy of the representations and warranties of Tigerless (subject to certain bring-down standards);
•	performance in all material respects of the covenants of Tigerless required by the Merger Agreement to be performed on or prior to the Closing;
•	no material adverse effect with respect to Tigerless shall have occurred between the date of the Merger Agreement and the Closing; and
•	Tigerless having delivered a customary officer’s certificate, Lockup Agreements and employment agreements.

Other Conditions to Tigerless Obligations

The obligations of Tigerless to consummate the Transactions are also conditioned upon, among other things:

•	the accuracy of the representations and warranties of Piermont (subject to certain bring-down standards);
•	performance in all material respects of the covenants of Piermont required by the Merger Agreement to be performed on or prior to the Closing;
•	no material adverse effect with respect to Piermont shall have occurred between the date of the Merger Agreement and the Closing; and
•	Piermont having delivered a customary officer’s certificate, Lockup Agreements and Employment Agreements.

Waivers

Either Tigerless or Piermont may waive any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and waive compliance with any agreements or conditions for the benefit of such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement.

Termination

The Merger Agreement may be terminated at any time prior to the Closing as follows:

•	by mutual written consent of Tigerless and Piermont;
•

by either Tigerless or Piermont if the Transactions are not consummated on or before September 30, 2026; provided, however, that such date shall be automatically extended to December 31, 2026 if the SEC has not declared the Registration Statement effective on or prior to September 30, 2026, and provided, further, that this termination right is not available to a party that is in breach or violation of the Merger Agreement and such breach or violation is the primary cause of the failure to close by such date;

•

by either Tigerless or Piermont if a governmental entity shall have issued a final, non-appealable governmental order, rule or regulation permanently enjoining or prohibiting the consummation of the Transactions;

•

by either Tigerless or Piermont if the other party has breached any of its covenants or representations and warranties such that the party’s closing conditions would not be satisfied at the Closing (subject to a thirty-day cure period); or

•	by either Tigerless or Piermont if the Piermont Shareholder Approval (as defined in the Merger Agreement) is not obtained.

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Additional Agreements

Lockup Agreements

Pursuant to the Merger Agreement, certain of shareholders of Piermont (the “Insiders”) and certain of Tigerless’ stockholders will enter into a lockup agreement with Pubco (the “Lockup Agreements”) in a form, and for a duration, to be mutually agreed upon by Piermont and Tigerless.

Support Agreements

Pursuant to the Merger Agreement, the Insiders will enter into an agreement (“Support Agreement”) pursuant to which they will agree to vote or cause to be voted all Piermont Ordinary Shares beneficially held by them (i) in favor of approval of the adoption of the Merger Agreement, the approval of the Transactions, and each other proposal presented by Piermont for approval by the Insiders, and (ii) against (x) any proposal or offer from any other person with respect to certain competing transactions and (y) any action, proposal, transaction, or agreement that could reasonably be expected to materially impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transactions or the fulfillment of Piermont’s obligations under the Merger Agreement or change in any manner the voting rights of any class of shares of Piermont (including any amendments to Piermont’s memorandum and articles of association other than in connection with the Transactions). Pursuant to the Support Agreement, the Insiders will also agree to waive any appraisal and dissenters rights under applicable law and not to exercise any right to redeem shares of Piermont Ordinary Shares for a pro rata portion of Pubco’s trust account.

PIPE Financing

Pursuant to the Merger Agreement, Piermont and Tigerless are required to use their reasonable best efforts to identify, and obtain commitments from, potential investors for a financing (the “PIPE Financing”) in an aggregate amount of $5,000,000 or more, to be consummated concurrently with or immediately prior to the Closing. The terms of any PIPE Financing are to be mutually agreed by Piermont and Tigerless but have not yet been determined. There are currently no agreements in place for the PIPE Financing, and there can be no assurance that any PIPE Financing will be obtained or consummated on acceptable terms, or at all.

Item 7.01.	Regulation FD Disclosure.

Press Release

Attached as Exhibit 99.1 to this Report is the press release jointly issued by the parties announcing the Transactions on April 20, 2026.

The information set forth in this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

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Cautionary Note Regarding Forward Looking Statements

Neither Pubco, Piermont, Tigerless nor any of their respective affiliates makes any representation or warranty as to the accuracy or completeness of the information contained in this Current Report on Form 8-K. This Current Report on Form 8-K is not intended to be all-inclusive or to contain all the information that a person may desire in considering the proposed Transactions discussed herein. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Transactions.

This Current Report on Form 8-K and the exhibits filed or furnished herewith include “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transactions between Pubco, Piermont and Tigerless, including statements regarding the benefits of the transaction, the anticipated timing of the Transactions, the business of Tigerless and the markets in which it operates. Pubco’s, Piermont’s and Tigerless’ actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “aspire,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “will be,” “will continue,” “will likely result,” “could,” “should,” “believe(s),” “predicts,” “potential,” “continue,” “future,” “opportunity,” “strategy,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Pubco’s, Piermont’s and Tigerless’ expectations with respect to future performance and anticipated financial impacts of the proposed Transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Pubco’s, Piermont’s ad Tigerless’ control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the risk that the benefits of the Mergers may not be realized; the risk that the Mergers may not be completed in a timely manner or at all, which may adversely affect the price of Pubco’s securities; the failure to satisfy the conditions to the consummation of the Mergers, including the failure of Piermont’s stockholders to approve and adopt the Mergers; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the outcome of any legal proceedings that may be initiated following announcement of the Mergers; the combined company’s continued listing on Nasdaq; the risk that the proposed transaction disrupts current plans and operations of Piermont as a result of the announcement and consummation of the Mergers; costs related to the Mergers; changes in applicable laws or regulations; the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties that will be detailed in the Proxy Statement/Prospectus (as defined below) and as indicated from time to time in Pubco’s and Piermont’s filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Pubco, Piermont and Tigerless caution that the foregoing list of factors is not exclusive. Pubco, Piermont and Tigerless caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Pubco, Piermont nor Tigerless undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy, or exchange or the solicitation of an offer to sell, buy, or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed Transactions, Pubco will file with the SEC a registration statement on Form S-4 which will include Pubco’s prospectus as well as Piermont’s proxy statement (the “Proxy Statement/Prospectus”). Piermont plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the Transactions. INVESTORS AND SECURITYHOLDERS OF PIERMONT ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBCO, PIERMONT, TIGERLESS, THE TRANSACTION SAND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pubco and Piermont through the website maintained by the SEC at www.sec.gov.

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Participants in the Solicitation

Pubco, Piermont, Tigerless and certain of their respective directors, executive officers, and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Piermont in connection with the Transactions, including a description of their respective direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Piermont’s directors and executive officers can also be found in Piermont’s filings with the SEC. These documents are available free of charge as described above.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description
2.1*

Agreement and Plan of Merger, dated as of April 17, 2026, by and among Tigerless Health, Inc., Tigerless AI Holdings Inc., Tigerless Merger Sub 1 Corp., Tigerless Merger Sub 2 Corp., and Piermont Valley Acquisition Corp.

99.1	Joint Press release, dated April 20, 2026.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Certain schedules, exhibits and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Piermont will provide a copy of such omitted materials to the Securities and Exchange Commission or its staff upon request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PIERMONT VALLEY ACQUISITION CORP

Dated: April 20, 2026	By:	/s/ Wei Qian
Wei Qian
Chairman and Chief Executive Officer

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